CIG Securities, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 181,182
Accounts receivable	54,616
Receivable from related party	151,555
Prepaid expenses and other	18,094
Deposits with clearing organization	104,583
Total Assets	**$510,030**

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 8,116
Commissions payable	10,761
Total Liabilities	**18,877**
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	292,627
Total Stockholder's Equity	**491,153**
Total Liabilities and Stockholder's Equity	**$510,030**

See accompanying notes to statement of financial condition.